Exhibit 1.01

HANSEN MEDICAL, INC.

CONFLICT MINERALS REPORT

INTRODUCTION

This conflict minerals report (this “Report”) has been prepared by Hansen Medical, Inc. (the “Company”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Rule 13p-1 requires the Company to disclose annually whether certain minerals in our products originated in the Democratic Republic of the Congo (the “DRC”) or adjoining countries. This Report covers the calendar year ending December 31, 2014, and is the second year in which the Company has been required to prepare such a report pursuant to Rule 13p-1.

The Company is in the business of intravascular robotics, developing products and technology designed to enable the accurate positioning, manipulation and control of catheters and catheter-based technologies. The Company’s Magellan™ Robotic System, Magellan™ 10Fr Robotic Catheter, 9Fr Magellan™ Robotic Catheter, Magellan™ 6Fr Robotic Catheter, and related accessories are intended to facilitate navigation to anatomical targets in the peripheral vasculature and subsequently provide a conduit for manual placement of therapeutic devices. The Company’s Sensei® X Robotic Catheter System and Artisan® and Artisan Extend® Control Catheters are designed for use during electrophysiology (EP) procedures. The Company has engaged a third-party firm to assist it in collecting the information necessary to evaluate the content and source of minerals utilized in its manufacturing process and additional information regarding this process can be found in the “Due Diligence” section of this Report. In addition, the Company has adopted a Conflict Mineral Policy Statement which reaffirms its commitment to ensure that all materials used in its products come from socially and environmentally responsible sources.

Based on the Company’s initial data gathering efforts, the Company has concluded that for calendar year 2014, the Company’s products are DRC conflict undeterminable and thus the Company is not required to submit an independent audit of this Report. The Company’s products are manufactured and assembled in Mountain View, California and the Company’s suppliers manufacture and assemble their products in a number of jurisdictions both in the U.S. and abroad.

DUE DILIGENCE

The Company has engaged a third-party firm to assist it in collecting the information necessary to evaluate the content and source of minerals utilized in its manufacturing process. The Company’s due diligence is consistent with the 2nd edition of The Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. The Company designed its due diligence process, management and measures to conform with the OECD Guidance framework. Due diligence efforts conducted by and on behalf of the Company for calendar year 2014 included:

•	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners, including a reasonable country of origin inquiry and chain of custody information relating to conflict minerals. Despite conducting a good-faith reasonable country of origin inquiry, the Company was unable to identify with reasonable certainty the country of origin of the conflict minerals necessary to the functionality or production of its products or whether such materials came from recycled or scrap sources.

•	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

The Company is continuing its due diligence efforts for calendar year 2015 to ensure a complete survey of its supply-chain has been performed and to inform smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.